EX 99.A

If you do not want to sell Fund interests at this time, please disregard this notice. This letter and attached information are simply notification of the
Fund’s tender offer.
March 30, 2011
Dear Investor:
We are writing to inform you of important dates relating to a tender offer by Grosvenor Registered Multi-Strategy Fund (TI 2), LLC (the “Fund”). If you are not interested in redeeming your limited liability company interest in the Fund (“Interest”) at this time, please disregard this notice.
Tender offer information
The tender offer period will begin on March 30, 2011 and will end at 12:00 midnight, Eastern Time, on April 26, 2011. The purpose of the tender offer is to provide liquidity to Investors who hold Interests in the Fund. Interests may be redeemed only by tendering them during one of the Fund’s announced tender offers.
Should you wish to tender your Interest or a portion of your Interest for repurchase by the Fund during this Offer period, please contact your Merrill Lynch, Pierce, Fenner & Smith, Inc. (“Merrill”) Financial Adviser (“FA”) who will enter the order and provide you with a customized Tender Offer Form for your account. Included with this Offer material is a sample Tender Offer Form which is for reference only. The Tender Offer Form generated for your account will need to be signed and returned to your FA. Upon receiving signed documentation, your FA will submit the form for processing. Your FA must submit the form by midnight, Eastern Standard Time, on April 26, 2011.NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ANY PORTION OF YOUR INTEREST AT THIS TIME.
To learn more
If you would like to learn more about the tender offer, please refer to the attached Offer to Purchase document, which contains additional information. If you have any questions regarding the tender offer or the Fund in general, please contact your Merrill Financial Adviser.
Sincerely,
Grosvenor Registered Multi-Strategy Fund (TI 2), LLC